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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RIO VISTA ENERGY PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

767271109

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 767271109			Page 2 of 10

1.	Name of Reporting Person: Swank Management, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 109,250

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 109,250

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 109,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7%*

12.	Type of Reporting Person: CO

*	See Item 4(b)

13G
CUSIP No. 767271109			Page 3 of 10

1.	Name of Reporting Person: Swank Advisors, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 109,250

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 109,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 109,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7%*

12.	Type of Reporting Person: PN

*	See Item 4(b)

13G
CUSIP No. 767271109			Page 4 of 10

1.	Name of Reporting Person: Swank Energy Income Advisors, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 109,250

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 109,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 109,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7%*

12.	Type of Reporting Person: PN

*	See Item 4(b)

13G
CUSIP No. 767271109			Page 5 of 10

1.	Name of Reporting Person: Jerry V. Swank		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 109,250

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 109,250

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 109,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7%*

12.	Type of Reporting Person: IN

*	See Item 4(b)

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Swank Management, LLC, a Texas limited liability company (“Swank Management”), Swank Advisors, LP, a Texas limited partnership (“Swank Advisors”), Swank Energy Income Advisors, LP, a Texas limited partnership (“Swank Income Advisors” and together with Swank Advisors, the “Advisors”), and Mr. Jerry V. Swank, the principal of Swank Management and the Advisors, relating to common units representing limited partner interests of Rio Vista Energy Partners L.P., a Delaware corporation (the “Issuer”).

     This Schedule 13G relates to common units representing limited partner interests, (the “Common Units”) of the Issuer purchased by the Advisors through the account of The Cushing Fund, LP, a Texas limited partnership (the “Cushing Fund”), of which the Advisors are the general partners. Swank Management serves as the general partner of the Advisors and may direct the Advisors, that are the general partners of the Cushing Fund, to direct the vote and disposition of the 109,250 Common Units held by the Cushing Fund. The principal of Swank Management, Mr. Swank, may direct the vote and disposition of the 109,250 Common Units held by the Cushing Fund.

Item 1(a)	Name of Issuer.

Rio Vista Energy Partners L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

820 Gessner Road, Suite 1285 Houston, T.X. 77024

Item 2(a)	Name of Person Filing.

Swank Management, LLC (“Swank Management”), Swank Advisors, LP (“Swank Advisors”, Swank Energy Income Advisors, LP (“Swank Income Advisors” and together with Swank Advisors, the “Advisors”), and Mr. Jerry V. Swank.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

3300 Oak Lawn Ave., Suite 650 Dallas, Texas 75219

Item 2(c)	Citizenship or Place of Organization.

Swank Management, LLC is a limited liability company organized under the laws of the State of Texas. Swank Advisors, LP and Swank Energy Income Advisors, LP are both limited partnerships organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Management and the Advisors, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common units representing limited partner interests (the “Common Units”).

Item 2(e)	CUSIP Number.

767271109

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) Swank Management, the Advisors, and Mr. Swank are the beneficial owners of 109,250 Common Units.

(b) Swank Management, the Advisors, and Mr. Swank are the beneficial owners of 5.7% of the outstanding Common Units. This percentage is determined by dividing 109,250 by 1,910,656, the number of Common Units issued and outstanding as of November 5, 2004, as reported in the Issuer’s quarterly report on Form 10-Q filed November 22, 2004.

(c) Swank Management, as the general partner of the Advisors may direct them to direct the vote and dispose of the 109,250 Common Units held by the Cushing Fund. As the principal of Swank Management, Mr. Swank may direct the vote and disposition of the 109,250 Common Units held by the Cushing Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 8, 2005, among Swank Management, the Advisors, and Mr. Swank.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 8, 2005

SWANK MANAGEMENT, LLC
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK ADVISORS, LP
By:	Swank Management, LLC, its general partner

By:	/s/ Jerry V. Swank

Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Units of Rio Vista Energy Partners L.P., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 8, 2005.

SWANK MANAGEMENT, LLC
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK ADVISORS, LP
By:	Swank Management, LLC, its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP
By:	Swank Management, LLC, its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank